

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Charles Piluso
Chief Executive Officer
Data Storage Corp
48 South Service Road
Melville, NY 11747

      Re: Data Storage Corp
          Registration Statement on Form S-1
          Filed February 12, 2021
          File No. 333-253056

Dear Mr. Piluso:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (2020 551-3453 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Evan J. Costaldo, Esq.